Filed by: Travelers Property Casualty Corp.
pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, including the risks described in the joint proxy statement/prospectus of Travelers and The St. Paul under “Risk Factors”, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; weakening U.S. and global economic conditions; losses in investment portfolios and losses due to foreign currency exchange rate fluctuations, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, asbestos claims and related litigation, environmental claims and related litigation, medical malpractice claims, surety claims and assumed reinsurance; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss of or significant restriction on the ability to use credit scoring in the pricing and underwriting of insurance policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies on the proposed merger; the reaction of Travelers and The St. Paul’s customers, agents, brokers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On February 13, 2004, The St. Paul filed with the SEC a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF

TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

     The following slides were used in connection with a joint presentation made by Travelers and The St. Paul on February 23, 2004.

# # #

The St. Paul Travelers Companies Insurance Investor Conference Merrill Lynch & Co., Inc. February 23, 2004

Forward Looking Statements These materials contain certain forward-looking information about Travelers Property Casualty Corp. ("Travelers"), The St. Paul Companies, Inc. ("The St. Paul") and the combined company after completion of the merger transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Forward Looking Statements, continued Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the "SEC") made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers' and The St. Paul's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

Forward Looking Statements, continued Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers' and The St. Paul's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003 Merger Information and Soliciting Material These materials may be deemed to be solicitation materials in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus is being mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations. Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers' directors and executive officers is available in Travelers' proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul's directors and executive officers is available in The St. Paul's proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

9 Operating Results ($ in millions, after tax, except per share) Note: Definitions and reconciliations are provided in slides 30 through 35.

1997 1998 1999 2000 2001 2002 2003 Net Income 74 84 97 107 115 126 143.996 Assets Under Management (AUM) 49.6 55.3 59.8 62 68 80 95.356 11 Nuveen Investments (Net Income $ in millions, AUM $ in billions)

2001 2002 2003 Ongoing Segment's NWP 4861 5927 7325 13 Profitable Growth - Ongoing Segments ($ in millions) Net Written Premium Growth 23% 24% 2001 2002 2003 Ongoing Segment's CR 108.6 95.8 91.7 Statutory Combined Ratio Note: Definitions and reconciliations are provided in slides 30 through 35.

($ in billions) (1) Excludes unrealized gains on fixed income securities. (2) Includes mandatorily redeemable preferred securities. 1Q 03 2Q 03 3Q 03 4Q 03 Other 5.1112 5.348 5.506 5.558 Unrealized Gains on Fixed Income Securities 0.7183 0.859 0.686 0.592 Common Equity 1Q 03 2Q 03 3Q 03 4Q 03 Underwriting Gain / Loss 20.342 20.826 21.303 21.9 Invested Assets (1) Duration 3.2 3.3 3.7 3.8 $5.8 $6.2 $6.2 $6.2 = FAS 115 Adjustment 15 Balance Sheet Note: Definitions and reconciliations are provided in slides 30 through 35.

2003 Accomplishments Record operating income of $463 million and $1,675 million for the fourth quarter and full year 2003, respectively, including the strengthening of prior year reserves Industry consolidator Focus on profitable growth Top tier returns Consistent operating income Operating ROE of 17.4% and 16.6% for the fourth quarter and full year 2003, respectively Net written premiums up 11% both for the fourth quarter and full year 2003 Merger with The St. Paul Companies Renewal rights transactions with Royal & SunAlliance and Atlantic Mutual Note: See page 2 of the financial supplement for the reconciliation of operating income (loss) to net income (loss) and page 32 of the financial supplement for Glossary of Financial Measures.

($ in millions, except EPS) Note: See page 2 of the financial supplement for the reconciliation of operating income (loss) to net income (loss) and page 32 of the financial supplement for Glossary of Financial Measures. (1) Diluted basis. Strong Financial Performance

($ in millions, after tax) Note: See page 2 of the financial supplement for the reconciliation of operating income (loss) to net income (loss) and page 32 of the financial supplement for Glossary of Financial Measures. (1) Net of benefit of $520.0 million in YTD 4Q02 related to asbestos incurreds subject to the Citigroup indemnification agreement. Analysis of Full Year Operating Income

Underwriting Gain Before Catastrophes and PY Development 2002 2003 Op. Earn 317 866 $549 million improvement Note: See page 4 of the financial supplement for the reconciliation of underwriting gain before catastrophes and prior year development to net income (loss) and page 32 of the financial supplement for Glossary of Financial Measures. ($ in millions, after tax) Record Underwriting Performance

GAAP Combined Ratios ex Catastrophes and PY 2002 2003 Operating Income 1.174 0.969 2002 2003 Operating Income 0.957 0.897 GAAP Combined Ratios as Reported Note: See page 6 of financial supplement for impact of catastrophes and prior year reserve development on combined ratio and see page 32 of financial supplement for definitions of catastrophes and loss reserve development. GAAP Combined Ratios

($ in billions) High Quality Balance Sheet (1) All amounts adjusted for securities lending activities, the impact of SFAS 115, receivables for investment sales, payables on investment purchases and for 1Q03 and 2Q03, the $900 million of cash used to repay Trust Preferred Securities on April 9, 2002. (2) Excludes FAS 115. (3) Includes trust preferred securities at December 31, 2002. 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 Underwriting Gain / Loss 9.6 9.9 10.2 9.4 9.7 10.1 10.4 10.926 Common Equity (2) 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 Underwriting Gain / Loss 32.4 33.3 33.9 34.7 35.5 36.2 Average Invested Assets (1) Duration 5.3 5.0 4.3 4.2 4.3 4.1

The St. Paul Travelers Companies

The St. Paul Travelers Companies Total Net Premiums Written ($ in billion)

States (1) 1 st 22 2 nd 13 3 rd 8 4 th - 5 th 6 >5 th 2 St. Paul Travelers Combined #1 22 Top 2 positions 35 Top 3 positions 43 Top 5 positions 49 < Top 5 positions 2 Position # of States (1) Geographic Diversification P A Source: A.M. Best. Based on 2002 direct premiums written. The following A.M. Best lines of business are included in the definition of "Commercial Lines" as shown in the chart: Fire, Allied Lines, Ocean Marine, Inland Marine, Earthquake, Workers' Compensation, Other Liability, Products Liability, Burglary & Theft, Boiler & Machinery, Commercial Multi-Peril (Liability & Non-Liability), Commercial Auto Liability, Commercial Auto, Physical Damage, and Commercial Auto No-Fault. (1) Includes District of Columbia. The St. Paul Travelers Companies Commercial Lines Geographic Penetration

The St. Paul Travelers Companies The "Go-To" Company for Independent Agents Combined Market Share Number of Brokers Included St. Paul Travelers Rank (number of brokers) St. Paul Travelers Rank (number of brokers) St. Paul Travelers Rank (number of brokers) St. Paul Travelers Rank (number of brokers) Combined Market Share Number of Brokers Included #1 #2 #3 #4 18%- 21% 1 1 15% - 18% 3 1 2 12% - 15% 3 1 2 10% - 12% 0 8% - 10% 2 1 1 6% - 8% 3 1 1 1 4% - 6% 1 1 2% - 4% 2 1 1 <2% 0 An Initial Perspective on Agency Concentration - Top 30 B.I. (1) Source: Agent survey. (1) Excludes Marsh, Aon and Willis.

The St. Paul Travelers Companies Estimated Financial Impact Note: For illustrative purposes. (1) Estimates based on current First Call consensus for Travelers and St. Paul; assumed to be based on a fully diluted share base. Combined reflects addition of Travelers and St. Paul estimates, without adjustment. Reflective of phase-in period. See Amended Form S-4 filed February 13, 2004. ($ in millions)

The St. Paul Travelers Companies Integration Planning Process External focus - minimize disruption to agency relationships Leadership and organizational design Regional structure Underwriting Risk management Field claim Agency marketing Broader product offerings Internal focus - identify management and structure Corporate staff Claim infrastructure and organization Home office underwriting support Systems infrastructure and organization Operations technology Run-off operations Financial integration

The St. Paul Travelers Companies Leadership Announcements To Date Department Date Executive November 17, 2003 Executive - additional December 2, 2003 General Commercial Business Units Personal Lines Business Units December 16, 2003 Specialty Commercial Business Units Select Accounts (Small Commercial) Field January 29, 2004 Commercial Accounts Field January 29, 2004 National Accounts Field January 29, 2004 Claim Field Organization January 29, 2004 Corporate Services Organization January 29, 2004 Corporate Finance Organization January 29, 2004 Construction Organization Human Resource Organization February 11, 2004 Surety / Bond Organization Commercial & Personal Lines - additional February 12, 2004 Claim - additional February 17, 2004 Commercial Lines - additional Inland Marine Organization February 20, 2004 Ocean Marine Organization

The St. Paul Travelers Planning Process Integration Teams Administration Large Property Communication Legal Construction Middle Market and Programs Corporate Actuarial Ocean Marine Claim Operations Finance Reinsurance Financial & Prof Services Small Commercial Select Government Affairs Specialty (other) Human Resources Surety Information Technology Travelers (other) Large Casualty Treasury

The St. Paul Travelers Companies Systems Integration System Status Bond Finalized and announced Claim Finalized and announced E-mail Finalized and announced Human Resources Finalized and announced Investments Finalized and announced Payroll Finalized and announced Voice Mail Finalized and announced Middle Market Nearing Completion National Accounts Nearing Completion National Property Nearing Completion Small Commercial Nearing Completion Billing Still under review Specialty Commercial Still under review

The St. Paul Travelers Companies Claims Services Integration Travelers claim system selected within two weeks of forming the Integration Team Systems training of both Travelers and St. Paul claim personnel will begin immediately upon close of the merger Curriculum being designed and scheduled now "Train the Trainer" sessions beginning February 27, 2004 12 months post-close all new claims will be processed through Travelers claim systems regardless of the originating policy system Both Travelers and St. Paul claim system to run during transition Full conversion to be complete within 18 months of the close System should support consolidated reporting within 30 days of close

The "Go-To" National Market Company Financial Strength Compatible Cultures and Track Records of Successful Transactions Paramount Objective ^ Driving Value Creation for Shareholders Setting the Property/ Casualty Market Standard The St. Paul Travelers Companies Setting the Property/Casualty Market Standard

Definitions & Reconciliations The following section contains definitions and reconciliations as required by the SEC's Regulation G.

Total Capital base consists of shareholders' equity, debt and mandatorily redeemable preferred securities. Each of the components of our capital base (other than a modest amount of short-term debt) supports our operations over the longer term, and we believe that showing a combined capital base is useful information to investors evaluating our financial condition. Effective Jan. 1, 2003, the company changed its disclosure in that it no longer classifies all losses defined as catastrophes by the Insurance Services Office (ISO) as "catastrophe losses." The company revised its definition of losses reported as "catastrophes" to include only those events that generate losses beyond a level normally expected in its business. This revised definition has no impact on recorded results. Total Capital Base Catastrophe Losses 55

The company shows conventional debt to total capitalization, which excludes debt associated with mandatorily redeemable preferred securities and debt associated with equity units from the numerator. In August 2005 the holders of equity units, of which this debt is a part, are obligated to purchase for an amount equal to the principal amount of the debt a number of shares of our common stock determined pursuant to a settlement formula specified in the forward contracts that are part of the equity units. In light of the special characteristics of the equity units, the company believes that the conventional debt to capital ratio presents useful supplemental information to investors concerning its financial strength. 57 Debt to Capital Ratio

The company calculates underwriting results using statutory financial information, adjusting for certain items (such as the amortization of deferred policy acquisition costs) to arrive at an underwriting result as calculated with GAAP measures. Our reported underwriting result is calculated by subtracting incurred losses and loss adjustment expenses and underwriting expenses (as adjusted for items such as the impact of deferred policy acquisition costs) from net earned premiums. This represents our best measure of profitability for our property-liability underwriting segments. A reconciliation of statutory underwriting results to the company's reported underwriting results can be found in the statistical supplement available on the company's web site. Expense Ratio: The company uses the statutory definition of expenses in calculating expense ratios disclosed. Expenses are divided by net written premiums to arrive at the expense ratio. "Statutory" expenses differ from "GAAP" expenses primarily with regard to policy acquisition costs, which are not deferred and amortized for statutory purposes, but rather recognized as incurred. Loss Ratio: The company uses the statutory definition of loss ratio. This ratio is calculated by dividing the sum of losses and loss adjustment expenses incurred by net earned premiums. Net earned premiums, and losses and loss adjustment expenses, are GAAP as well as statutory measures. Combined Ratio: The sum of the statutory expense ratio and the loss ratio. Net written premiums are a statutory measure of premium volume that differs from the net earned premiums reported in our GAAP statement of operations. Written premiums for a period can be reconciled to earned premiums by adding or subtracting the change in unearned premium reserves in the period. Statutory Ratios Underwriting Results Written and Earned Premium 59

The company uses operating earnings, a non-GAAP financial measure, to evaluate The St. Paul's performance. "Operating earnings" shows net income exclusive of certain items that are volatile and that we believe may distort the analysis of trends in our business. Operating earnings consist of net income excluding after-tax realized gains and losses, after-tax income (or loss) from discontinued operations, and the after-tax cumulative effect of accounting changes, each of which may be highly variable from period to period. Although the investment of premiums to generate investment income and realized capital gains (or losses) is an integral part of the company's insurance operations, the determination to realize capital gains or losses is independent of the insurance underwriting process. Moreover, under applicable GAAP accounting requirements, losses can result from other than temporary declines in value without actual realization. We believe that the level of realized gains or losses for any particular period is not indicative of the performance of our ongoing underlying business operations in a particular period. Results of discontinued operations are not relevant to an assessment of our continuing operations, and changes in accounting principles have nothing to do with our underlying operations. Providing only a GAAP presentation of net income makes it more difficult for users of our financial information to evaluate the company's success or failure in our basic business, and may lead to incorrect or misleading assumptions and conclusions. We understand that the equity analysts who follow the company focus on operating earnings in their analyses for the same reasons discussed above. The excluded items may be material in a period. The company provides Operating Earnings to investors so that they have what management believes to be a useful supplement to GAAP information concerning the company's performance. Operating Earnings 61

In calculating operating return on equity, the company uses operating earnings as defined above less preferred dividends and excludes from average equity the average unrealized appreciation or depreciation on fixed income securities, net of tax. Preferred dividends are excluded so that the returns represent only returns available to common shareholders. Unrealized appreciation (depreciation) is primarily the result of interest rate movements and the resultant valuation impact on fixed income securities generally held to maturity. Such appreciation (depreciation) is not related to management actions or operational performance, nor is it likely to be realized. Therefore, the company believes excluding this unrealized appreciation (depreciation) provides a more consistent and useful measurement of operating performance, which supplements GAAP information. Average equity is calculated using beginning plus ending values for the period, and dividing by two. We believe that operating return on equity is useful to investors evaluating our performance because it is a measure of return that is calculated based on operating earnings (which exclude volatile items that can distort trends as discussed earlier) and common shareholders' equity adjusted to eliminate increases and decreases that primarily result from interest rate changes that are beyond management's control. Operating Return on Equity, Adjusted Operating Return on Equity 63

Reconciliation: Underwriting Result Adjusted for Catastrophes and Prior Year Development 65